Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Lifecore Biomedical, Inc. (the “Company,” “we,” “us,” and “our”) is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation and our Certificate of Designations of the Series A Convertible Preferred Stock, each of which have been publicly filed with the Securities and Exchange Commission.
Our authorized capital stock consists of:
•50,000,000 shares of common stock, $0.001 par value; and
•2,000,000 shares of preferred stock, $0.001 par value (of which 120,000 shares are designated as shares of Series A Convertible Preferred Stock as of the date of this Annual Report on Form 10-K).
Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. In any election of directors, a director nominee shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election (with abstentions not counted as a vote cast either for or against that nominee’s election) by the stockholders entitled to vote on the election. Any director or our entire board of directors (the “Board”) may be removed, with or without cause, and any vacancies on the Board may be filled, by the holders of a majority of the shares then entitled to vote at an election of directors. Amendments to our bylaws may be adopted by the affirmative vote of a majority in voting power of all of the then outstanding shares of the voting stock of the Company entitled to vote. All other matters shall be decided by the affirmative vote of a majority in voting power of the votes cast affirmatively or negatively (excluding abstentions) at a meeting by the holders entitled to vote thereon.
Holders of common stock are entitled to receive proportionately any dividends as may be declared by our Board, subject to any preferential dividend rights of outstanding preferred stock.
In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Classified Board
In accordance with the terms of our certificate of incorporation and bylaws, subject to the rights of holders of any series of preferred stock to elect directors, our Board is divided into two classes: Class 1 and Class 2, with each class serving staggered two-year terms. This classification of the Board may have the effect of delaying or preventing changes in the control or management of the Company.

Preferred Stock
Under the terms of our certificate of incorporation, our Board is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. We have designated one series of preferred stock.
The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.
The preferred stock of each series will rank senior to the common stock in priority of payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding up, to the extent of the preferential amounts to which the preferred stock of the respective series will be entitled. Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds.
Series A Convertible Preferred Stock
On January 9, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the investors named therein (each a “Purchaser” and collectively the “Purchasers”). Pursuant to the Purchase Agreement, the Company issued and sold an aggregate of 38,750 shares (the “Preferred Shares”) of the Series A Convertible Preferred Stock, par value $0.001 per share (the “Convertible Preferred Stock”), to the Purchasers for an aggregate purchase price of $38.75 million.
Each share of Convertible Preferred Stock has the powers, designations, preferences and other rights as are set forth in the Certificate of Designations of the Series A Convertible Preferred Stock filed by the Company with the Delaware Secretary of State on January 9, 2023 (the “Certificate of Designations”).
The Convertible Preferred Stock ranks senior to the Company’s Common Stock with respect to dividends, distributions and payments on liquidation, winding-up and dissolution.
Upon a liquidation, dissolution, winding up or change of control of the Company, each share of Convertible Preferred Stock will be entitled to receive an amount per share of Convertible Preferred Stock equal to the greater of (i) the purchase price paid by the Purchaser, plus all accrued and unpaid dividends (the “Liquidation Preference”) and (ii) the amount that the holder of Convertible Preferred Stock (each, a “Holder” and collectively, the “Holders”) would have been entitled to receive at such time if the Convertible Preferred Stock had been converted into Common Stock immediately prior to such liquidation event.
The Holders will be entitled to dividends on the Liquidation Preference at the rate of 7.5% per annum, payable in-kind (“PIK”). The Company may, at its option, pay such dividends in cash from and after the earlier of June 29, 2026, or the termination or waiver of the restriction on cash dividends and/or redemptions that is set forth in the Credit Agreements (as defined in the Certificate of Designations) (such earlier date, the “Applicable Date”). The Holders are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis.

Upon certain bankruptcy events, the Company is required to pay to each Holder an amount in cash equal to the Liquidation Preference being redeemed. From and after the Applicable Date, each Holder shall have the right to require the Company to redeem all or any part of the Holder’s Convertible Preferred Stock for an amount equal to the Liquidation Preference.
Each Holder has the right, at its option, to convert its Convertible Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at an initial conversion price equal to $7.00 per share. The conversion price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events, and is also subject to adjustment in the event of subsequent offerings of Common Stock or convertible securities by the Company for less than the conversion price. On October 3, 2024, the Company completed the sale of an aggregate of 5,928,775 shares of its common stock in a private placement at a purchase price of $4.10 per share, for aggregate gross proceeds of approximately $24.3 million (the “PIPE Offering”). As a result of the PIPE Offering, the conversion price was automatically adjusted to approximately $6.53 per share.
Pursuant to the terms of the Certificate of Designations, unless and until approval of the Company’s stockholders is obtained as contemplated by Nasdaq listing rules, no Holder may convert shares of Convertible Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and solely to the extent that the issuance of such shares of Common Stock would exceed the aggregate number of shares of Common Stock that is equal to 19.99% of the amount of Common Stock of the Company outstanding as of the execution of the Purchase Agreement (the “Exchange Limit”). Additionally, subject to certain exceptions and waiver by each Holder, the Company will not issue any shares of Common Stock to any respective Holder to the extent that such issuance of Common Stock would result in such Holder beneficially owning in excess of 9.99% of the then-outstanding Common Stock (together with the Exchange Limit, the “Conversion Limits”). If the Exchange Limit is met, the number of shares of Common Stock into which such Holder of Convertible Preferred Stock is entitled to convert its Convertible Preferred Shares is reduced on a pro rata basis, proportionate to each such Holder’s holdings in the Convertible Preferred Stock.
Subject to certain conditions, the Company may from time to time, at its option, require conversion of all or any portion of the outstanding shares of Convertible Preferred Stock to Common Stock if, for at least 20 consecutive trading days during the respective measuring period the closing price of the Common Stock was at least 150% of the conversion price. The Company may not exercise its right to mandatorily convert outstanding shares of Convertible Preferred Stock unless certain conditions with regard to the shares of Common Stock to be issued upon such conversion are satisfied.
The Holders are generally entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, subject to the Conversion Limits.

Additionally, for so long as 30% of the Preferred Shares remain outstanding, certain matters will require the approval of the majority of the outstanding Convertible Preferred Stock, voting as a separate class, including (i) amending, altering or repealing any provision of the Certificate of Designations; (ii) amending, altering or repealing any provision of the Company’s certificate of incorporation or bylaws, in each case, in a manner that adversely affects the powers, preferences or rights of the Convertible Preferred Stock; (iii) increasing or decreasing the authorized number of shares of Convertible Preferred Stock (except to provide for the issuance of PIK dividends); (iv) creating (including by reclassification), issuing shares of or increasing the authorized number of shares of any additional class or series of capital stock of the Company unless such class or series rank junior to the Convertible Preferred Stock and are issued at fair market value; (v) purchasing or redeeming or paying, declaring or setting aside any fund for, any dividend or distribution on, any Common Stock or other Junior Stock (as defined in the Certificate of Designations), other than purchases of equity securities of the Company upon the termination of an employee of the Company or any of its subsidiaries in accordance with the terms of such employee’s employment agreement or any equity incentive or similar plan approved by the Board; or (vi) creating, incurring, granting, entering into, permitting, assuming or allowing, directly or indirectly, (a) any indebtedness by the Company (or any of its subsidiaries), excluding equity securities and non-convertible preferred stock (but including convertible debt), at any time when, or as a result of which, the principal amount of the Company’s total outstanding and available indebtedness exceeds $175,000,000, or (b) any lien, charge or other encumbrance on all or substantially all of the Company’s (or any of its subsidiaries’) properties or assets.
Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws
In our certificate of incorporation, we elect not to be subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us, and the interested stockholder and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our bylaws provide that special meetings of the stockholders can be called by the Board, the Chairman of the Board, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying certain stockholder actions until the next stockholder meeting.

Series A Convertible Preferred Stock
In connection with a liquidation, dissolution, winding up or change of control of the Company, Holders of Convertible Preferred Stock would have the right to an amount per share of Convertible Preferred Stock equal to the greater of (i) the Liquidation Preference and (ii) the amount that the Holder would have been entitled to receive at such time if the Convertible Preferred Stock had been converted into Common Stock immediately prior to such liquidation event. The Holders will also be entitled to dividends on the Liquidation Preference at the rate of 7.5% per annum, PIK. The potential need to redeem the Convertible Preferred Stock at a significant premium could result in an anti-takeover effect. In addition, conversion of the Convertible Preferred Stock could dilute the stock ownership or voting rights of persons seeking to obtain control of the Company and thereby have the effect of making it more difficult to remove directors or members of management by diluting the stock ownership or voting rights of persons seeking to effect such a removal.
Additionally, certain matters will require the approval of the majority of the outstanding Convertible Preferred Stock, voting as a separate class. Accordingly, the Convertible Preferred Stock may render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Common Stock, or the replacement or removal of a member of the Board or management.
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